NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES TO START DRILLING AT THE
GOLDEN WONDER PROJECT

MONTREAL, Quebec, Canada, July 10, 2008 - Richmont Mines Inc. (RIC: AMEX-TSX), a gold exploration, development and production company with operations in North America, today announced that it has completed the portal rehabilitation work at the Golden Wonder Project, located near Lake City, Colorado, and is proceeding with exploration efforts to identify new mineralized zones. The drilling contractor has mobilized its equipment and anticipates that this drilling program will continue through August. The Company previously announced its intention to acquire a 50% joint venture interest in the project, which is owned by LKA International (OTCBB: LKAI).

Work to date includes the rehabilitation of the portal, installation of a ventilation system, installation of electric power, construction of drilling bays and a water containment system for diamond drilling. Exploration activities will involve advancing the existing drift along the vein system at Level Six and simultaneously drilling core holes to explore for lateral and down plunge extensions of the main vein system and explore for parallel veins.

The past producing Golden Wonder Mine is a high-grade, epithermal deposit, located in the historically precious metal rich Colorado Mineral Belt near the mining districts of Ouray, Telluride, Silverton and Creede. The main lower access is located on the sixth level and consists of a nine-by-nine foot trackless haulage crosscut over 1,000 feet in length.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and is focused on building its reserves in North America. The Company has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

RICHMONT MINES TO START DRILLING AT THE GOLDEN WONDER PROJECT
July 10, 2008

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLC	Web Site: www.richmont-mines.com

Phone: 716-843-3874
E-mail: jculligan@keiadvisors.com